UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-40008

Sunrise New Energy Co., Ltd.

Room 703, West Zone, R&D Building
Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road

Zhangdian District, Zibo City, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry Into a Material Definitive Agreement

On November 3, 2025, Sunrise New Energy Co., Ltd., an exempted company with limited liability formed in the Cayman Islands (the “Company”), entered into subscription agreements (the “Subscription Agreements”) with three purchasers (collectively, the “Purchasers”). Pursuant to the Subscription Agreements and in reliance on Rule 902 of Regulation S (“Regulation S”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Purchasers agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to the Purchasers, an aggregate of 7,000,000 Class A ordinary shares, par value US$0.0001 per share, of the Company (the “Class A Ordinary Shares”), together with warrants to purchase up to 3,500,000 Class A Ordinary Shares (the “Warrants”) at a combined purchase price of $0.80 per share and one-half of one warrant, for an aggregate purchase price of $5,600,000. The Warrants will have an exercise price of $0.80 per share, be initially exercisable immediately upon issuance, and expire one year from the date of issuance. The Purchasers represented that they were not residents of the United States and were not “U.S. persons” as defined in Rule 902(k) of Regulation S and were not acquiring the Class A Ordinary Shares or Warrants for the account or benefit of any U.S. person.

The closing of the transactions contemplated hereby is expected to take place on or about November 19, 2025 or such other date the Company and the Purchasers may agree upon in writing. The entry into the Subscription Agreements and the transaction contemplated thereby have been approved by the Company’s board of directors.

The foregoing description of the Subscription Agreements and the Warrants is qualified in its entirety by reference to the full text of the Subscription Agreements and the Warrants, forms of which are attached hereto as Exhibits 10.1 and 4.1, respectively.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Warrant
10.1	Form of Subscription Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sunrise New Energy Co., Ltd.

Date: November 6, 2025	By:	/s/ Haiping Hu
	Name:	Haiping Hu
	Title:	Chief Executive Officer

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